UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.         )

INDIA GLOBALIZATION CAPITAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
45408X100
(CUSIP Number of Common Stock Underlying Warrants)
Ram Mukunda
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814
(301) 983-0998
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Michael E. Blount, Esq.
Stanley S. Jutkowitz, Esq.
Seyfarth Shaw LLP
131 S. Dearborn Street, Suite 2400
Chicago, Illinois 60603-5803
(312) 460-5000

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of filing fee(1)(2)
$2,498,895	$98.21

(1)	Estimated for purposes of calculating the amount of the filing fee only. India Globalization Capital, Inc. (the “Company”) is offering holders of 23,799,000 of the Company’s warrants (the “Warrants”), which consist of: (i) 22,609,000 Warrants issued on March 8, 2006 in the Company’s initial public offering (the “IPO”), (ii) 340,000 Warrants initially issued to Ram Mukunda, Ranga Krishna and John Cherin in a private placement of 170,000 units consisting of 170,000 shares of Common Stock and the 340,000 Warrants immediately prior to the Company’s IPO, and (iii) 850,000 Warrants issued to Oliveira Capital, LLC in a private placement pursuant to a certain Note and Warrant Purchase Agreement dated February 5, 2007, to (i) permit temporarily, instead of paying the exercise price of such Warrants of $5.00 the exchange of 5 warrants and $0.55 for one share of common stock and (ii) permit the exercise of the Warrants by tendering in lieu of cash twelve (12) Warrants for one (1) share of Common Stock. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the publicly traded Warrants on November 21, 2008.

(2)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:

INTRODUCTION

     This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by India Globalization Capital, Inc. to all holders of 23,799,000 of the Company’s warrants (the “Warrants”), which consist of 22,609,000 Warrants issued on March 8, 2006 in the Company’s initial public offering (the “IPO”), 340,000 Warrants initially issued to Ram Mukunda, Ranga Krishna and John Cherin in a private placement of 170,000 units consisting of 170,000 shares of Common Stock and the 340,000 Warrants immediately prior to the Company’s IPO, and 850,000 Warrants issued to Oliveira Capital, LLC in a private placement pursuant to a certain Note and Warrant Purchase Agreement dated February 5, 2007, to a) permit the exchange of 5 Warrants and $0.55 for one share of common stock and b) permit the exchange of 12 Warrants for one share of common stock during the period commencing November 24, 2008 and terminating December 23, 2008, or such later date to which India Globalization Capital, Inc. may extend the Offer (the “Offer Period”). The current exercise price of each Warrant is $5.00, and the exercise price is only payable in cash. Each Warrant entitles the holder to purchase one share of Common Stock of India Globalization Capital, Inc. (the “Common Stock”).

     The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1. SUMMARY TERM SHEET

     The information under the heading ‘‘Summary’’ in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is India Globalization Capital, Inc., a Maryland corporation. The address and telephone number of its principal executive offices are 4336 Montgomery Ave., Bethesda, Maryland 20814, telephone (301) 983-0998.

(b)	The securities that are the subject of this Schedule TO are 23,799,000 Warrants. The Warrants are exercisable for an aggregate of 23,799,000 shares of Common Stock of the Company.

(c)	Information about the trading market and price of the subject securities under ‘‘The Offer, Section 6: Price Range of Common Stock’’ of the Offer Letter is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o India Globalization Capital, Inc., 4336 Montgomery Ave., Bethesda, Maryland 20814, telephone (301) 983-0988.

     Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the ‘‘Commission’’), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Dr. Ranga Krishna	Chairman of the Board
Ram Mukunda	Chief Executive Officer, President and Director
John Selvaraj	Treasurer
Sudhakar Shenoy	Director
Richard Prins	Director
Suhail Nathani	Director

Item 4. TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under ‘‘The Offer, Sections 1 through 13’’ of the Offer Letter is incorporated herein by reference.

(b)	Each executive officer and director of the Company who owns Warrants has advised the Company that he has not yet determined whether he will exercise any portion of his Warrants pursuant to the Offer. See Item 8(a) herein for more information.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	The information under ‘‘The Offer, Section 8. Transactions and Agreements Concerning Warrants’’ of the Offer Letter is incorporated herein by reference.

On May 5, 2005, the Company issued 1,750,000 shares for an aggregate consideration of $17,500 in cash, at an average purchase price of approximately $.01 per share, as follows:

Name	Number of Shares (1)	Relationship to The Company
Dr. Ranga Krishna	250,000	Chairman of the Board
Ram Mukunda	1,250,000	Chief Executive Officer,
		President and Director
John Cherin	250,000	Chief Financial Officer and
		Director (2)

On June 20, 2005, the Company issued 750,000 shares for an aggregate consideration of $7,500 in cash, at a purchase price of approximately $.01 per share, as follows:

Name	Number of Shares(1)(3)(4)	Relationship to The Company
Parveen Mukunda(5)	425,000	Secretary
Sudhakar Shenoy	37,500	Director
Suhail Nathani	37,500	Director
Shakti Sinha	12,500	Special Advisor
Dr. Prabuddha Ganguli	12,500	Special Advisor
Dr. Anil K. Gupta	25,000	Special Advisor
__________________

(1)	The share numbers and per share purchase prices in this section reflect the effects of a 1-for-2 reverse split effected September 29, 2005.

(2)	John Cherin resigned as the Company’s CFO, Treasurer, and Director on November 27, 2006.

(3)	The shares were issued to the Company’s officers, directors and Special Advisors in consideration of services rendered or to be rendered to the Company.

(4)	On September 7, 2005, one stockholder surrendered to the Company 62,500 shares, and on February 3, 2006, a stockholder surrendered to the Company 137,500 shares. These were reissued as set forth below.

(5)	Parveen Mukunda is the wife of Ram Mukunda.

On February 3, 2006, the Company reissued the 200,000 shares for an aggregate consideration of $2,000 in cash at a price of approximately $.01 per share as follows:

Name	Number of Shares	Relationship to The Company
Dr. Ranga Krishna	100,000	Chairman of the Board
John Cherin	37,500	Chief Financial Officer, Treasurer
		and Director
Larry Pressler	25,000	Special Advisor
P.G. Kakodkar	12,500	Special Advisor
Sudhakar Shenoy	12,500	Director
Suhail Nathani	12,500	Director

The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares pursuant to a registration rights agreement dated as of March 8, 2005 among the Company and the holders. The holders of the majority of these shares can elect to exercise these registration rights at any time after September 8, 2008, the date on which the lock-up period for the shares expires. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Mr. Mukunda and certain of the Company’s other officers and directors collectively purchased in the aggregate 170,000 units, consisting of 170,000 shares of Common Stock and Private Warrants to purchase an aggregate of 340,000 shares of Common Stock in a private placement immediately prior to the initial public offering of the Company’s units at a price equal to the offering price of the IPO, $6.00 per unit. The shares included as part of the units and the shares issuable upon exercise of the warrants included in the units when exercised are subject to the registration rights agreement described in the preceding paragraph.

In December 2007, Dr. Krishna, the Company’s Chairman of the Board, entered into a Note Purchase Agreement with the Company pursuant to which the Company issued him 446,226 shares of the Company’s Common Stock within 10 days of the consummation of the acquisitions described in ‘‘The Offer, Section 5. Background and Purpose of the Offer’’ (the “Acquisitions”) as partial consideration for a $4,300,000 loan made by Dr. Krishna to the Company. These shares are entitled to the registration rights described above.

In February 2007, the Company entered into a Note and Warrant Purchase Agreement (the “Warrant Agreement”) with Oliveira Capital, LLC (“Oliveira”) pursuant to which the Company sold Oliveira a Promissory Note in the principal amount of $3,000,000 and a Private Warrant to purchase up to 425,000 shares of Common Stock of the Company (at an initial exercise price of $5.00 per share). In connection with this transaction the Company allocated an additional 425,000 warrants as a penalty for late payment of the Note. In connection with the above-described transaction, the Company agreed to allow Oliveira to register the resale of the shares issuable upon exercise of the Private Warrant as part of a subsequent registration statement relating to securities of the Company, subject to certain specified exceptions. In December 2007, Oliveira entered into a Note Purchase Agreement with the Company pursuant to which the Company issued Oliveira an aggregate of 103,774 shares of the Company’s Common Stock subsequent to the consummation of the Acquisitions as partial consideration for loans in the aggregate amount of $1,000,000 made by Oliveira to the Company. These shares are entitled to the same registration rights as the Oliveira warrant shares.

In January 2008, additional investors entered into a Note Purchase Agreement with the Company pursuant to which the Company issued them an aggregate of 204,953 shares of the Company’s Common Stock subsequent to the consummation of the Acquisitions as partial consideration for loans in the aggregate amount of $1,975,000 made by such investors to the Company. These investors entered into a registration rights agreement providing registration rights similar to those provided to the Company’s founders except that they are only entitled to one demand registration.

In August 15, 2008, the Company issued 10,000 shares of its common stock to RedChip Companies, Inc. as payment for services in a private placement.

In September 2008, the Company entered into a Note and Share Purchase Agreement with Steven M. Oliveira 1998 Charitable Remainder Unitrust (“Oliveira Trust”) pursuant to which the Company sold the Oliveira Trust a Promissory Note in the principal amount of $2,000,000 and 200,000 shares of common stock of the Company. The Promissory Note is due and payable on September 30, 2009, or upon an earlier change in control of the Company, and bears interest at a rate of 6% per annum. The Note and Share Purchase Agreement, provides for the issuance by the Company of additional shares of its Common Stock to the Oliveira Trust for no additional consideration as follows: if an event of default under the Promissory Note remains uncured for a period of more than 30 days, the Company shall issue to the Oliveira Trust an additional 10,000 shares of Common Stock for each $100,000 of outstanding principal amount of the Promissory Note and if the Company fails to file a registration statement covering the resale Common Stock within 45 days after the sale of the Promissory Note and Common Stock to the Oliveira Trust or such registration statement is not declared effective within 150 days after filing (subject to certain exceptions and extensions) the Company shall issue to the Oliveira Trust an additional 25,000 shares of Common Stock for each $100,000 of outstanding principal amount of the Promissory Note and an additional 5,000 shares for each $100,000 of outstanding principal amount of the Promissory Note for each subsequent 30 day period such registration statement is not declared effective.

The Company filed a Post-Effective Amendment to its Registration Statement on Form S-1 with respect to the resale of all the above-described securities by their respective holders, which Post-Effective Amendment was declared effective by the U.S. Securities and Exchange Commission (‘‘SEC’’) on November 12, 2008.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information about the purpose of the transaction under ‘‘The Offer, Section 5.B. Purpose of the Offer’’ is incorporated herein by reference.

(b)	Not applicable.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of the Company’s Common Stock.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in the Offer Letter under Section 5.C “Interests of Directors and Officers” is incorporated herein by reference.

(b)	There were no transactions in the Warrants required to be disclosed pursuant to this Item 8(b).

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has not retained a warrant solicitation agent in connection with the Company’s Offer. However, the Company may retain a warrant solicitation agent in which case we will disclose the details of the retention in an appropriate filing with the Securities and Exchange Commission (“SEC”).

The Company has retained Continental Stock Transfer & Trust Company to act as the Depositary, and Morrow & Co., LLC to act as the Information Agent. Morrow may contact shareholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10. FINANCIAL STATEMENTS.

(a)	Incorporated by reference are the Company’s financial statements for the period of April 29, 2005 to March 31, 2006 and for the fiscal years ended March 31, 2007 and March 31, 2008 that were furnished in the Company’s Annual Report on Form 10-KSB and filed with the SEC on July 15, 2008, the Company's financial statements for the quarter ended June 30, 2008 that were furnished in the Company's Quarterly Report on Form 10-Q and filed with the SEC on August 18, 2008, and the Company's financial statements for the quarter ended September 30, 2008 that were furnished in the Company's Quarterly Report on Form 10-Q and filed with the SEC on November 14, 2008. The full text of the Annual Report on Form 10-KSB and the Quarterly Reports on Form 10-Q, as well as the other documents the Company has filed with the ‘SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)	None.

Item 11. ADDITIONAL INFORMATION.

(a)	(1)	There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(b)	None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)	Offer Letter to Warrant Holders, dated November 24, 2008.

	(2)	Letter of Transmittal.

	(3)	Notice of Guaranteed Delivery.

	(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

	(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

	(6)	Prospectus dated November 12, 2008 contained in Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 and filed November 12, 2008 (Incorporated herein by reference).

	(7)	Annual Report on Form 10-KSB for the year ending March 31, 2008 and filed July 16, 2008 (Incorporated by reference herein).

	(8)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and filed August 18, 2008 (Incorporated herein by reference).

	(9)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed with the SEC on November 14, 2008 (Incorporated herein by reference).

	(10)	Press Release dated November 24, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA GLOBALIZATION CAPITAL, INC.

By:	/s/ Ram Mukunda
Name:	Ram Mukunda
Title:	Chief Executive Officer and President

Date: November 24, 2008